Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Gas Discovery in the UK North Sea

Paris – July 4, 2003 – Total has made significant gas and condensate discovery in Block 29/5b, in the Central Graben Area of the North Sea UK, around 240 kilometers east of Aberdeen.

Exploration well 29/5b-F7z was spudded to evaluate the potential of the West Franklin prospect, where the water depth is 93 meters, in one of the most challenging high pressure/high temperature environments yet encountered in the North Sea (1,150 bars and more than 200 °C). On test, the well flowed at a rate of around one million cubic meters of gas per day, with 2,000 barrels per day of condensate.

The discovery, which was made at 5,750 meters and is one of the deepest ever achieved on the UK Continental Shelf, will be put into production from the adjacent Franklin facilities. The Elgin and Franklin fields, which came on stream in 2001, currently produce 240,000 barrels of oil equivalent per day. Condensate is transported to the Scottish coast via the Forties Pipeline System and then to the Kinneil Terminal. Gas is transported to the Bacton terminal via the Shearwater Elgin Area Line, from where it can supply the UK market or continental Europe via the Interconnector.

This new discovery reinforces Total’s operations in the UK sector of the North Sea and confirms the Group’s strategy of applying its experience in high pressure/high temperature environments to search for new reserves.

Total operates the Elgin/Franklin fields and the West Franklin exploration well on behalf of partners Elgin Franklin Oil & Gas (Elf Exploration UK, 35.784%; Gaz de France, 10.389%), Eni UK Limited, BG Group, Ruhrgas, Chevron-Texaco, ExxonMobil, Dyas and Oranje-Nassau.

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